Exhibit 99.1

BTQ Technologies Provides Corporate Update Highlighting QSSN, QCIM Commercialization, and QPerfect Integration

VANCOUVER, BC, Nov. 17, 2025 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks,  today provided a corporate update on market conditions, recent milestones, and commercialization plans across its three core product pillars: Quantum Secure Systems & Networks, QCIM/Hardware Acceleration, and QPerfect/Neutral-Atom Platforms.

State of the Quantum Market

Government investment and regulation are accelerating across major jurisdictions. In the United States, NIST has finalized the first wave of post-quantum cryptography standards, FIPS 203 for ML KEM, FIPS 204 for ML DSA, and FIPS 205 for SLH DSA, which moves the market from selection to implementation. NSA and CISA have published the CNSA 2.0 glidepath with concrete migration milestones for national security systems through the end of the decade. The U.S. regulatory community is also engaging the financial sector directly through the Post Quantum Financial Infrastructure Framework submitted to the SEC, which provides a supervisor aligned playbook for upgrading critical rails and highlights tokenized deposits and stablecoin issuer controls as near term priorities. Within this context, BTQ's Quantum Secure Stablecoin Network has been referenced by PQFIF as an example architecture for quantum secure settlement, reinforcing alignment with emerging supervisory expectations.

Europe is executing a coordinated roadmap for PQC adoption across Member States and critical infrastructure, while Korea and other Asia Pacific markets expand national quantum programs and public private pilot initiatives. Standards momentum is building through industry alliances. QuINSA, launched in 2024, is advancing de facto specifications in quantum communications and quantum secure digital money. BTQ chairs QuINSA's Quantum Communications Working Group, and QuINSA has adopted BTQ's Quantum Proof of Work as its first consensus work item. QuINSA has also advanced BTQ's Quantum Secure Stablecoin Network as a global standards initiative, placing it on a path toward submissions to major bodies including ITU, ISO, ETSI, and IEEE.

On the hardware front, neutral atom, photonic, and superconducting programs continue to improve scale and stability, while policy makers emphasize near term deployment of post-quantum cryptography to mitigate harvest now decrypt later risk. Public market visibility is rising in tandem, with new quantum thematic ETFs, including the SamsungActive KoAct Global Quantum Computing ETF, broadening institutional exposure to companies executing standards aligned, commercialization ready roadmaps.

Where BTQ Fits

BTQ's mandate is to deploy quantum today, not tomorrow. Quantum computers will sit alongside traditional high performance computing on the same internet that already moves money, identity, and access for critical systems. That trust exists because encryption and authentication are embedded in nearly every connected device. As quantum capability rises, the same cryptography that protects tens of trillions of dollars in digital value must be upgraded without breaking the infrastructure that depends on it.

The post-quantum migration will be the most complex cryptographic transition to date. Cloud servers and browsers can adopt new algorithms through software updates, but the world now runs on mobile devices, IoT endpoints, 5G and 6G networks, data centers, and physically secure equipment in power grids and defense systems. These environments need high performance and tamper resistant hardware that is flexible to evolving standards across regions. Without that foundation, new quantum computing benefits will collide with legacy security, and trust on the internet will suffer.

BTQ addresses this challenge with a full stack platform across three pillars:

1.	Quantum Secure Systems & Networks (QSSN / Digital Assets): Securing the digitization of the world's fiat money supply by providing a post-quantum settlement layer mandated by regulators for the transfer and issuer controls for digital assets and stablecoins, a segment with high exposure to quantum risk.
2.	QCIM hardware acceleration and secure elements: Delivering crypto-agile quantum security to billions of interconnected devices with the most performant form factor so governments and companies can remain secure and adaptive to developments in cryptographic standards.
3.	QPerfect / neutral atom platforms: Critical building blocks and core technologies for advanced neutral atom emulation and control for the leading qubit modality enabling customers to deploy fault tolerant quantum algorithms on highly scalable quantum hardware.

The platform is standards aligned and regulator ready. QSSN has been referenced in the Post Quantum Financial Infrastructure Framework submitted to the SEC. BTQ also holds leadership roles within QuINSA, chairs the Quantum Communications Working Group, and has QPoW recognized as the alliance's first consensus work item. This positioning allows BTQ to protect the internet value that exists today while preparing customers to adopt quantum advantage as it becomes commercially relevant.

1)   Quantum Secure Systems & Networks (QSSN / Digital Assets)

QSSN Pilots with Danal and Finger Inc. Group

BTQ advanced two proof-of-concept deployments for the Quantum Secure Stablecoin Network in Korea, covering both commercial and banking channels. With Danal, Korea's leading mobile carrier billing provider, the program is evaluating how quantum-secure settlement and issuer-level controls, such as minting and burning, velocity limits, and list management, can be added to existing payment rails while preserving consumer and merchant user experiences. With Finger Inc. Group, a leading banking-solutions developer serving major Korean banks, the program is introducing PQC services into partial banking networks to validate high-volume settlement in a regulated context. Together, these pilots form a repeatable blueprint for market-scale rollouts that maintain operational continuity while upgrading core controls and compliance.

•	BTQ Technologies Unveils Quantum Stablecoin Settlement Network (QSSN)
•	BTQ Technologies Launches QSSN Proof-of-Concept with Danal, Korea's Mobile Payments Leader
•	BTQ Technologies Announces QSSN Deployment with Finger Inc. Group, alongside PQC Banking Services PoC

PQFIF Recognition and QuINSA Alignment

BTQ's QSSN was highlighted in the U.S. Post-Quantum Financial Infrastructure Framework as a model architecture for quantum-secure tokenized deposits and settlement, and was advanced by the Quantum Industrial Standard Association (QuINSA) as a global standards initiative. This recognition reinforces QSSN's regulator-aligned design focused on drop-in upgrades to issuer authentication paths without altering end-user workflows and strengthens interoperability discussions with issuers, custodians, market infrastructures, and supervisors in multiple jurisdictions.

•	U.S. PQFIF Highlights BTQ's QSSN for Post-Quantum Digital Money; QuINSA Unanimously Advances QSSN as a Global Standards Initiative

Quantum-Safe Bitcoin Demonstration

The Company released "Bitcoin Quantum Core 0.2," demonstrating end-to-end Bitcoin operations, wallet creation, transaction signing, verification, and mining using NIST-standardized ML-DSA signatures. The result establishes the feasibility of quantum-safe functionality for the broader crypto economy and informs practical integration paths for wallets, exchanges, and custodians. Upcoming milestones include a public testnet and third-party security audit, followed by enterprise pilots, mainnet availability with migration tooling, and exchange and wallet integrations.

•	BTQ Technologies Demonstrates Quantum-Safe Bitcoin Using NIST Standardized Post-Quantum Cryptography, Protecting $2+ Trillion Market at Risk

Quantum Proof-of-Work (QPoW) Simulator and Standards Role

BTQ launched a publicly accessible QPoW simulator that showcases a classically verifiable, quantum-native work function designed to future-proof consensus against quantum attacks while remaining compatible with classical nodes. QuINSA adopted QPoW as its first consensus work item and appointed BTQ to chair the Quantum Communications Working Group, positioning the Company to help shape global standards for quantum-secure digital money and settlement.

•	BTQ Launches World's First Quantum Proof-of-Work Simulator, Delivering the First Commercial Demonstration of Quantum Advantage in Blockchain Consensus

PQC Verification on Solana with Bonsol Labs

BTQ, in partnership with Bonsol Labs, demonstrated the first implementation of NIST-standard PQC signature verification on Solana by using a verifiable-computation network to address on-chain resource constraints. The approach maintains Solana's performance profile while enabling quantum-safe verification, establishing a commercialization path for PQC services across high-throughput decentralized exchange and tokenization activity, with optional acceleration through BTQ's hardware stack.

•	BTQ Technologies Partners with Bonsol Labs to Achieve Industry-First NIST-Standardized Post-Quantum Cryptography Signature Verification on Solana

2)   QCIM / Hardware Acceleration and Secure Elements

ICTK Partnership and USD 15 Million Development and Joint Investment Agreement

BTQ entered into a joint development and investment agreement with ICTK Co., Ltd., Korea's leading secure-element manufacturer, to develop the QCIM secure-element platform. The collaboration covers design, validation, tape-outs, certification, and productization, complemented by BTQ's equity investment, ICTK's in-kind support, and preferential manufacturing capacity. Target metrics include up to five times AES throughput versus leading secure hardware, approximately one million digital signatures per second, sub-microjoule energy per operation, and crypto-agile support for FIPS 203/204/205 and CNSA 2.0. The program is designed to deliver mass-market, certifiable silicon for payments, identity, wallets, IoT, critical infrastructure, and defense.

•	BTQ and ICTK Sign USD 15M Quantum-Secure Chip Development and Joint Investment Agreement to Advance Global Quantum-Safe Hardware

CASH Architecture and Radical Semiconductor Technical Leadership

Following the asset acquisition of Radical Semiconductor, the co-founders joined BTQ to lead silicon product and hardware security. CASH, a processing-in-memory cryptographic acceleration architecture, serves as the engine within QCIM and is being delivered as synthesizable IP, a discrete co-processor, and future chiplet configurations. This approach addresses the speed-power-agility requirements of PQC at the silicon layer with side-channel resistance, enabling partners to integrate quantum-safe capability into devices ranging from hardware wallets and HSMs to telecom equipment and edge controllers.

•	BTQ Technologies Welcomes Radical Semiconductor Founders as Full-Time Hires to Accelerate Post-Quantum Commercialization

3)   QPerfect / Neutral-Atom Platforms

Option Exercised to Acquire QPerfect

BTQ exercised its option to acquire QPerfect, a Strasbourg-based neutral-atom company whose MIMIQ emulator and Quantum Logical Unit (QLU) middleware address two central bottlenecks: large-scale design/testing and fault-tolerant control. QPerfect's ecosystem includes active collaborations with leading hardware groups and institutional partners, along with a European R&D hub designed to streamline exclusive commercial rights for joint results. Integrating MIMIQ and QLU positions BTQ as a vertically integrated quantum company from cryptography to compute and shortens the path from research to dependable, exportable products.

•	BTQ Exercises Option to Acquire QPerfect, a Leading Neutral Atom Computing Company, Strengthening BTQ as a Fully Integrated Quantum Company

Peer-Reviewed Advance with Macquarie University

BTQ and Macquarie University published a peer-reviewed result in Physical Review Research and presented at CERN a constant-depth, cavity-mediated method for checking stabilizers in high-performing qLDPC codes without qubit shuttling. The technique simplifies control, reduces failure points, and aligns with neutral-atom roadmaps. Integration into QPerfect's control stack and hardware demonstrations with partners are expected to support progress toward scalable, fault-tolerant systems.

•	BTQ Technologies and Macquarie University Publish Peer Reviewed Breakthrough that Simplifies Quantum Error Correction for Scalable Systems

University of Cambridge Collaboration on Quantum Photonics

The Company announced a research collaboration with the University of Cambridge to advance inverse design quantum photonic devices for next generation computing and secure communications. The program funds the Integrated Quantum Photonics team to apply inverse design methodologies that identify non intuitive device geometries while incorporating fabrication feasibility from the outset, targeting active and passive integrated components with an emphasis on maximizing the collection of quantum light into and out of a chip. The collaboration strengthens the Company's full stack roadmap by improving on chip photonic elements for scalable processors and by enabling higher efficiency components for quantum secure communications that complement standards aligned initiatives referenced by PQFIF and progressed through QuINSA. Upcoming milestones include initial device layouts and simulation benchmarks, tape out ready designs for prototype fabrication, laboratory validation of coupling efficiency and loss targets, and a structured path for intellectual property transfer and productization within the Company's hardware and networking portfolios.

•	BTQ Technologies Partners with University of Cambridge to Advance Quantum Photonic Device Research and Commercialization

Capital Markets and Visibility

Inclusion in the SamsungActive KoAct Global Quantum Computing Active ETF

BTQ's inclusion in Korea's first actively managed quantum-computing ETF increases visibility with APAC allocators that seek local-listed thematic exposure to companies operating across the quantum value chain, including post-quantum security, secure hardware, and neutral-atom platforms.

•	BTQ Technologies Added to SamsungActive KoAct Global Quantum Computing Active ETF

Commercialization Roadmap

Across QSSN, plans prioritize converting pilots into controlled production deployments, expanding issuer and processor participation, and adding features such as cross-chain settlement and enhanced compliance options.

For QCIM/Hardware, focus areas include delivering test silicon and toolchains, advancing certifications relevant to payments and identity, and building OEM channels with device makers and telecom vendors.

Within QPerfect/Neutral-Atom, objectives include delivering QLU prototypes, demonstrating emulator-to-hardware fidelity, and progressing toward fault-tolerant demonstrations that link quantum control to advanced cryptography and secure communications.

Financial Overview and Shelf Registration

The Company ended the quarter with a healthy cash balance of C$39,389,812 providing the company with a multi-year runway to fund its operations and execute across its verticals. A universal shelf registration remains in place to preserve strategic flexibility. The shelf is intended to support potential strategic investments, co-development arrangements, or opportunistic M&A that accelerate commercialization, and does not indicate an immediate financing. Any use would be evaluated with discipline on structure, pricing, and dilution, with emphasis on accretive growth.

Outlook

BTQ intends to scale quantum-secure infrastructure across defense, critical infrastructure, Internet of Things (IoT) devices, payments, global financial networks, mobile authentication, AI and digital assets, while advancing neutral-atom platforms toward fault-tolerant operation. Execution is centered on standards alignment, regulator-ready architectures, and partnerships that shorten time to commercial deployment.

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ | FSE: NG3 ) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

About Qperfect
QPerfect is a French quantum computing company based in Strasbourg, led by a team of scientists and engineers recognized for their pioneering work in neutral atom physics, quantum optics, and quantum software engineering, and specializing in quantum computing and quantum design automation. Founded in 2023, the deeptech company has received the i-Lab Grand Prix and provides powerful technology to enable researchers, developers, and manufacturers to realize the full potential of quantum computers.

At the core of QPerfect's innovation is the Quantum Logical Unit (QLU), a multi-layered framework designed to accelerate quantum development. Its flagship product, MIMIQ, forms the first layer of the QLU and offers a cutting-edge platform that executes quantum algorithms with unmatched speed, accuracy, and flexibility - surpassing existing simulators and current quantum computers. For more information, please visit https://qperfect.io

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 17-NOV-25